UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone: +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders

Antelope Enterprise Holdings Ltd. (the “Company”) held an extraordinary meeting of shareholders at on February 21, 2023, 8:30 A.M. ET. at Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. There were 5,678,430 ordinary shares voted, representing approximately 56.58% of the total 10,035,188 outstanding ordinary shares and therefore constituting a quorum of more than fifty percent (50%) of the shares outstanding and entitled to vote at the meeting as of the record date of January 5, 2023. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the number of votes voted with respect to the proposal of the approval of the proposed sale of the Company’s subsidiaries (the “Disposition Transaction”), Stand Best Creation Limited, Jinjiang Hengda Ceramics Co., Ltd., and Jiangxi Hengdali Ceramic Materials Co., Ltd. to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability, in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance:

For	Against	Abstain
5,528,032	142,544	7,854

Accordingly, the Disposition Transaction has been approved.

2.	That the following constitutes the number of shares voted with respect to the proposal of the alteration to the share capital of the Company:

For	Against	Abstain
5,487,967	181,657	8,806

Accordingly, the alteration to the share capital has been approved.

3.	That the following constitutes the number of shares voted with respect to the proposal of the approval and adoption of the amended and restated memorandum and articles of association of the Company (the “Amended M&A”):

For	Against	Abstain
5,572,894	97,555	7,981

Accordingly, the Amended M&A has been approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: February 21, 2023